                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                            PRICE LEGACY CORPORATION
                       (formerly PRICE ENTERPRISES, INC.)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   74144P 106
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                             Scott A. Arenare, Esq.
                       Vice President and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven A. Seidman, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                               September 18, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box: [ ]

                                  SCHEDULE 13D

--------------------                                          ------------------
CUSIP No. 74144P 106                                          Page 2 of 24 Pages
--------------------                                          ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Equity Partners, L.P.             I.R.S. #13-4161869
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                20,485,612
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    20,485,612
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     20,485,612
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                20,485,612
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            20,485,612 (See Item 5.)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            33.5% (See Item 5.)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

--------------------                                          ------------------
CUSIP No. 74144P 106                                          Page 3 of 24 Pages
--------------------                                          ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus & Co.                             I.R.S. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER


                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    20,485,612
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                20,485,612
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            20,485,612 (See Item 5.)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            33.5% (See Item 5.)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

--------------------                                          ------------------
CUSIP No. 74144P 106                                          Page 4 of 24 Pages
--------------------                                          ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg Pincus LLC (formerly E.M. Warburg, Pincus & Co., LLC)
            I.R.S. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER


                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    20,485,612
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                20,485,612
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            20,485,612 (See Item 5.)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            33.5% (See Item 5.)
----------- --------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

     This Schedule 13D is being filed on behalf of Warburg, Pincus & Co., a New York general partnership ("WP"), Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), and Warburg Pincus LLC, a New York limited liability company ("WP LLC" and together with WPEP and WP, the "Reporting Entities"). This Schedule 13D relates to the common stock, par value $.0001 per share (the "Company Common Stock"), of Price Legacy Corporation (formerly Price Enterprises, Inc.), a Maryland corporation (the "Company"). The holdings of Company Common Stock of WPEP reported in this Schedule 13D include certain shares of Company Common Stock which may be deemed to be beneficially owned by three affiliated partnerships of WPEP, Warburg, Pincus Netherlands Equity Partners I, C.V., a Netherlands limited partnership ("Netherlands I"), Warburg, Pincus Netherlands Equity Partners II, C.V., a Netherlands limited partnership ("Netherlands II"), and Warburg, Pincus Netherlands Equity Partners III, C.V., a Netherlands limited partnership ("Netherlands III").

     The Reporting Entities are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Reporting Entities to file jointly is attached hereto as Exhibit 1. Each Reporting Entity disclaims beneficial ownership of all of the shares of Company Common Stock, other than those reported herein as being owned by it.

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Company Common Stock and is being filed pursuant to Rule 13d-1 under the Exchange Act. The address of the principal executive offices of the Company is 17140 Bernardo Center Drive, Suite 300, San Diego, California 92128.

Item 2. Identity and Background.

     (a) This statement is filed by the Reporting Entities. WP is the sole general partner of each of WPEP, Netherlands I, Netherlands II and Netherlands
III. WP LLC manages each of WPEP, Netherlands I, Netherlands II and Netherlands
III. Lionel I. Pincus is the managing partner of WP and the managing member of WP LLC and may be deemed to control both WP and WP LLC. Lionel I. Pincus disclaims any beneficial ownership of the shares of Company Common Stock reported in this Schedule 13D, as the shares of Company Common Stock reported in this Schedule 13D are beneficially owned by the Reporting Entities. The general partners of WP and the members of WP LLC are described in Schedule I of this
Schedule 13D.

     (b) The address of the principal business and principal office of the Reporting Entities and those persons listed on Schedule I hereto is 466 Lexington Avenue, New York, New York 10017.

     (c) The principal business of WP is acting as general partner of WPEP, Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus International Partners, L.P., a Delaware limited partnership ("WPIP"), Warburg, Pincus Ventures International, L.P., a Bermuda limited partnership ("WPVI"), Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("WPV"), and Warburg, Pincus Investors, L.P., a Delaware limited partnership ("WPI"). The principal business of WP LLC is acting as manager of WPEP, WP VIII, WPIP, WPVI, WPV and WPI. The principal business of WPEP is that of a partnership engaged in making venture capital and related investments.

     (d) None of the Reporting Entities, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar infractions or misdemeanors).

     (e) None of the Reporting Entities nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Except as otherwise indicated on Schedule I of this Schedule 13D, each of the individuals referred to in paragraph (a) above is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     The total amount of funds required by WPEP to purchase the securities of the Company as described in this Schedule 13D was furnished from the working capital of WPEP.

Item 4. Purpose of Transaction.

     Pursuant to a Securities Purchase Agreement, dated as of March 21, 2001 (the "Purchase Agreement"), WPEP agreed to acquire 17,985,612 shares of 9% Series B Junior Convertible Redeemable Preferred Stock, par value $.0001 per share (the "Series B Preferred Stock"), of the Company and the Company agreed to issue to WPEP a warrant (the "Warrant") to purchase 2,500,000 shares of Company Common Stock. The purchase of the Series B Preferred Stock and the Warrant was conditioned on, among other things, the consummation of a merger (the "Merger") of PEI Merger Sub, Inc., a Maryland corporation ("PEI") and a wholly-owned subsidiary of the Company, with and into Excel Legacy Corporation, a Delaware corporation ("Legacy"), the Company's parent corporation, resulting in Legacy becoming a wholly-owned subsidiary of the Company as the surviving corporation. On September 18, 2001, the Merger was consummated, at which time WPEP acquired the 17,985, 612 shares of Series B Stock and the Company issued the Warrant to WPEP. The aggregate purchase price of the Series B Preferred Stock and the Warrant was $100,000,000.

     Pursuant to the Articles of Amendment and Restatement (the "Restated Articles of Incorporation"), the shares of 17,985,612 shares of Series B Preferred Stock acquired by WPEP (subject to certain adjustments) are convertible into 17,985,612 shares of Company Common Stock, at WPEP's option, 24 months after the issuance of such Series B Preferred Stock. Under the Warrant, which is exercisable at any time during the period commencing September 18, 2001 and ending September 17, 2008, WPEP may purchase 2,500,000 shares of Company Common Stock at a purchase price, subject to certain adjustments, of $8.25 per share.

     Additionally, pursuant to the Restated Articles of Incorporation, for the first 45 months after the issuance of the Series B Preferred Stock, all distributions on the Series B Preferred Stock are payable in additional shares of the Series B Preferred Stock, which will increase the number of shares of Company Common Stock beneficially owned by the Reporting Entities accordingly. In addition, pursuant to the Purchase Agreement, the Company is required to issue additional shares of Series B Preferred Stock to WPEP so as to maintain its percentage ownership of the Company in the event that any shares of Company Common Stock held by Legacy and pledged as collateral for Legacy's outstanding 9% Convertible Redeemable Subordinated Secured Debentures Due 2004 and 10% Senior Redeemable Secured Notes Due 2004 are transferred or become beneficially owned by any person other than the Company, Legacy or any of their wholly-owned subsidiaries.

     In connection with the sale of the Series B Preferred Stock and the Warrant, WPEP is entitled to designate two (2) directors (the "Warburg Designees") to the Company's Board of Directors. WPEP is entitled to this right to designate two directors so long as they or their affiliates beneficially own at least 10% of the outstanding shares of Company Common Stock (assuming the conversion of the Series B Preferred Stock into shares of Company Common Stock). Furthermore, so long as any shares of Series B Preferred Stock are outstanding, the Company is prohibited from taking certain corporate actions, including, but not limited to, amending the Restated Articles of Incorporation, authorizing for issuance any additional shares of capital stock or entering into a merger, consolidation or other significant transaction, without the affirmative vote of the holders of at least two-thirds of the then outstanding Series B Preferred Stock. Certain corporate actions also require the affirmative vote of the Warburg Designees.

     The shares of Series B Preferred Stock and the Warrant are not registered under the Securities Act of 1933, as amended (the "Securities Act"). Pursuant to a Registration Rights Agreement, dated as of September 18, 2001 (the "Registration Rights Agreement"), among the Company, The Price Group LLC ("Price Group") and WPEP, the Company has, among other things, granted WPEP certain demand and piggy-back registration rights with respect to the Company Common Stock (the "Registrable Securities") issuable upon conversion of the Series B Preferred Stock and upon the exercise of the Warrant. Under the Registration Rights Agreement, with respect to the Registrable Securities, the Company has agreed, subject to certain conditions, to use its best efforts to effect any registration requested by WPEP or permitted transferees of such Registrable Securities. In addition, the Company has given the holders of Registrable Securities the right to sell their Registrable Securities pursuant to certain other registration statements that may be filed by the Company under the Securities Act. The foregoing descriptions of the Restated Articles of Incorporation, the Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the Restated Articles of Incorporation, the Purchase Agreement and the Registration Rights Agreement, which are incorporated in this Schedule 13D by reference to Exhibits 2, 6 and 7, respectively, to this Schedule 13D.

     The purchase by WPEP of the shares of Series B Preferred Stock and the Warrant was effected because of the Reporting Entities' belief that the Company represents an attractive investment. The Reporting Entities view the investment as attractive based on the Company's business prospects and strategy. The Reporting Entities may from time to time acquire additional shares of Company Common Stock or engage in discussions with the Company concerning further acquisitions of shares of Company Common Stock or further investments by them in the Company. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of the shares of Company Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of their investment in the Company.

     Except as set forth above in this statement, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I to this
Schedule 13D, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) The Reporting Entities beneficially own shares of Company Common Stock by virtue of their ownership of the Series B Preferred Stock and the Warrant, which are convertible or exercisable, as applicable, into shares of Company Common Stock. On September 18, 2001, WPEP acquired 17,985,612 shares of Series B Preferred Stock and the Warrant (collectively, the "Securities") pursuant to the Purchase Agreement and as of such date beneficially own 20,485,612 shares of Company Common Stock, assuming the full conversion of the Series B Preferred Stock and the exercise of the Warrant. The 20,485,612 shares of Company Common Stock (assuming the full conversion and exercise of the Securities) represent approximately 33.5% of the outstanding class of Company Common Stock, based on a total of 61,257,791 shares of Company Common Stock outstanding, which is comprised of: (i) 40,772,179 shares of Company Common Stock outstanding as of the consummation of the Merger, as represented by the Company in the Current Report on Form 8-K (the "Current Report") of Price Legacy Corporation (formerly the Company), filed with the Securities and Exchange Commission on September 19, 2001; (ii) the 17,985,612 shares of Company Common Stock issuable upon the conversion of the 17,985,612 shares of Series B Preferred Stock acquired by

WPEP; and (iii) the 2,500,000 shares of Company Common Stock issuable upon the exercise of the Warrant. Assuming the full conversion and exercise of the Securities, the Series B Preferred Stock and the Warrant represent approximately 29.4% and 4.1%, respectively, of the outstanding class of Company Common Stock, as represented by the Company in the Current Report. By virtue of WP's and WP LLC's respective relationships with WPEP, WP and WP LLC may be deemed, under Rule 13d-3 under the Exchange Act, to beneficially own all of the shares of Company Common Stock which are beneficially owned by WPEP.

     (b) WPEP has beneficial ownership of all 20,485,612 shares of Company Common Stock (assuming the full conversion and exercise of the Securities) reported in this Schedule 13D. WPEP shares voting power and dispositive power over its holdings of Company Common Stock with WP and WP LLC.

     (c) Except for the transaction described in Items 3 and 4 and this Item 5, during the last sixty days there were no transactions effected by the Reporting Entities or by any of the persons set forth on Schedules I to this Schedule 13D.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to in this Schedule 13D of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     By virtue of the relationships among the Reporting Entities as described in
Item 2, the Reporting Entities may be deemed to be a "group" under the Federal securities laws. Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Entities have entered into an agreement, attached to this Schedule 13D as Exhibit 1, with respect to the joint filing of this statement, and any amendment or amendments to this Schedule 13D.

     Pursuant to the terms of the Purchase Agreement, the Company agreed to, among other things, sell and WPEP agreed to purchase 17,985,612 shares of Series B Preferred Stock and the Warrant. The foregoing summary is qualified in its entirety by reference to the Purchase Agreement, a copy of which is filed as
Exhibit 2 to this Schedule 13D and incorporated in this Schedule 13D by reference.

     Pursuant to the terms of a Voting Agreement (the "Voting Agreement"), dated as of March 21, 2001, by and among the Company, WPEP and Legacy, Legacy agreed to, among other things, vote in favor of the Merger and the transactions contemplated in connection therewith. The foregoing summary is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed as
Exhibit 3 to this Schedule 13D and incorporated in this Schedule 13D by reference.

     Pursuant to the terms of an Amended and Restated Conversion Agreement (the "Conversion Agreement"), effective as of April 12, 2001, among the Company, Price Group, Legacy and WPEP, the Company agreed to, among other things, convert that certain Secured Promissory Note of Legacy to Price Group, as the assignee of The Sol and Helen Price Trust, in the principal amount of $9,347,150, into 1,681,142 shares of Series B Preferred Stock and a warrant to purchase 233,679 shares of Company Common

Stock. The foregoing summary is qualified in its entirety by reference to the Conversion Agreement, a copy of which is filed as Exhibit 4 to this Schedule 13D and incorporated in this Schedule 13D by reference.

     Pursuant to the terms of the Warrant, commencing September 18, 2001 until September 17, 2008, WPEP may acquire 2,500,000 shares of Company Common Stock at a purchase price, subject to certain exceptions, of $8.25 per share. The foregoing summary is qualified in its entirety by reference to the Warrant, a copy of which is filed as Exhibit 5 to this Schedule 13D and incorporated in this Schedule 13D by reference.

     Pursuant to the terms of the Registration Rights Agreement, the Company has, among other things, granted WPEP certain demand and piggy-back registration rights with respect to the Registrable Securities. Under the Registration Rights Agreement, with respect to the Registrable Securities, the Company has agreed, subject to certain conditions, to use its best efforts to effect any registration requested by WPEP or permitted transferees of such Registrable Securities. In addition, the Company has given the holders of Registrable Securities the right to sell their Registrable Securities pursuant to certain other registration statements that may be filed by the Company under the Securities Act. The foregoing summary is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as Exhibit 6 to this Schedule 13D and incorporated in this Schedule 13D by reference.

     Except as referred to above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

     1. Joint Filing Agreement, dated as of September 28, 2001, among the Reporting Entities.

     2. Securities Purchase Agreement, dated as of March 21, 2001, by and among the Company and WPEP (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Price Enterprises, Inc., filed on March 23, 2001).

     3. Voting Agreement, dated as of March 21, 2001, by and among the Company, WPEP and Legacy (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Price Enterprises, Inc., filed on March 23, 2001).

     4. Amended and Restated Conversion Agreement, effective as of April 12, 2001, among the Company, Price Group, Legacy and WPEP.

     5. Warrant, dated September 18, 2001 to purchase shares of Company Common Stock.

     6. Registration Rights Agreement, dated as of September 18, 2001, among the Company, Price Group and WPEP (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Price Legacy Corporation (formerly Price Enterprises, Inc.), filed on September 19, 2001).

     7. Articles of Amendment and Restatement of the Company, filed with the Department of Assessments and Taxation of the State of Maryland on September 18, 2001 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of Price Legacy Corporation (formerly Price Enterprises, Inc.), filed on September 19, 2001).

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  September 28, 2001              WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Reuben S. Leibowitz
                                            ------------------------------
                                            Name:  Reuben S. Leibowitz
                                            Title: General Partner


Dated:  September 28, 2001              WARBURG, PINCUS NETHERLANDS
                                        EQUITY PARTNERS I, C.V.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Reuben S. Leibowitz
                                            ------------------------------
                                            Name:  Reuben S. Leibowitz
                                            Title: General Partner


Dated:  September 28, 2001              WARBURG, PINCUS NETHERLANDS
                                        EQUITY PARTNERS II, C.V.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Reuben S. Leibowitz
                                            ------------------------------
                                            Name:  Reuben S. Leibowitz
                                            Title: General Partner

Dated:  September 28, 2001              WARBURG, PINCUS NETHERLANDS
                                        EQUITY PARTNERS III, C.V.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Reuben S. Leibowitz
                                            ------------------------------
                                            Name:  Reuben S. Leibowitz
                                            Title: General Partner


Dated:  September 28, 2001              WARBURG, PINCUS & CO.

                                        By: /s/ Reuben S. Leibowitz
                                            ------------------------------
                                            Name:  Reuben S. Leibowitz
                                            Title: General Partner


Dated:  September 28, 2001              WARBURG PINCUS LLC

                                        By: /s/ Reuben S. Leibowitz
                                            ------------------------------
                                            Name:  Reuben S. Leibowitz
                                            Title: Member and Managing Director

                                   SCHEDULE I

     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and members of Warburg Pincus LLC ("WP LLC"). The sole general partner of Warburg, Pincus Equity Partners, L.P. ("WPEP") is WP. WPEP, WP and WP LLC are hereinafter collectively referred to as the "Reporting Entities." Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.


                             GENERAL PARTNERS OF WP
                             ----------------------

------------------------- ------------------------------------------------------
                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                    TO POSITION WITH WP, AND POSITIONS
          NAME                         WITH THE REPORTING ENTITIES
------------------------- ------------------------------------------------------
Joel Ackerman             Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Gregory Back              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
David Barr                Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Harold Brown              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Sean D. Carney            Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Timothy J. Curt           Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
W. Bowman Cutter          Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Cary J. Davis             Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Stephen Distler           Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Stewart K. P. Gross       Partner of WP; Member and Senior Managing Director of
                          WP LLC
------------------------- ------------------------------------------------------
Patrick T. Hackett        Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Jeffrey A. Harris         Partner of WP; Member and Senior Managing Director of
                          WP LLC
------------------------- ------------------------------------------------------
William H. Janeway        Partner of WP; Member and Vice Chairman of WP LLC
------------------------- ------------------------------------------------------

------------------------- ------------------------------------------------------
Charles R. Kaye           Partner of WP; Member and Executive Managing Director
                          of WP LLC
------------------------- ------------------------------------------------------
Henry Kressel             Partner of WP; Member and Senior Managing Director of
                          WP LLC
------------------------- ------------------------------------------------------
Joseph P. Landy           Partner of WP; Member and Executive Managing Director
                          of WP LLC
------------------------- ------------------------------------------------------
Sidney Lapidus            Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Kewsong Lee               Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Jonathan S. Leff          Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Reuben S. Leibowitz       Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
David E. Libowitz         Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Nancy Martin              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Edward J. McKinley        Partner of WP; Member and Managing Director of WP LLC
                          and President of Warburg Pincus International LLC
------------------------- ------------------------------------------------------
Rodman W. Moorhead III    Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
James Neary               Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Howard H. Newman          Partner of WP; Member and Vice Chairman of WP LLC
------------------------- ------------------------------------------------------
Gary D. Nusbaum           Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Dalip Pathak              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Lionel I. Pincus          Managing Partner of WP; Managing Member, Chairman and
                          Chief Executive Officer of WP LLC
------------------------- ------------------------------------------------------
John D. Santoleri         Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Steven G. Schneider       Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Barry Taylor              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
John L. Vogelstein        Partner of WP; Member, President and Vice Chairman of
                          WP LLC
------------------------- ------------------------------------------------------
Elizabeth H. Weatherman   Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------

------------------------- ------------------------------------------------------
David Wenstrup            Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Pincus & Co.*
------------------------- ------------------------------------------------------
NL & Co.**
------------------------- ------------------------------------------------------


---------------------



* New York limited partnership; primary activity is ownership interest in WP and WP LLC.

**   New York limited partnership; primary activity is ownership interest in WP.

                                MEMBERS OF WP LLC
                                -----------------

------------------------- ------------------------------------------------------
                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                  TO POSITION WITH WP LLC, AND POSITIONS
          NAME                         WITH THE REPORTING ENTITIES
------------------------- ------------------------------------------------------
Joel Ackerman             Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Gregory Back              Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
David Barr                Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Frank M. Brochin (1)      Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Harold Brown              Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Sean D. Carney            Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Timothy J. Curt           Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
W. Bowman Cutter          Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Cary J. Davis             Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Stephen Distler           Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Tetsuya Fukagawa (2)      Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Makoto Fukuhara (2)       Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Stewart K. P. Gross       Member and Senior Managing Director of WP LLC; Partner
                          of WP
------------------------- ------------------------------------------------------
Alf Grunwald (3)          Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Patrick T. Hackett        Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Jeffrey A. Harris         Member and Senior Managing Director of WP LLC; Partner
                          of WP
------------------------- ------------------------------------------------------
Sung-Jin Hwang (4)        Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Roberto Italia (5)        Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
William H. Janeway        Member and Vice Chairman of WP LLC; Partner of WP
------------------------- ------------------------------------------------------

------------------------- ------------------------------------------------------
Charles R. Kaye           Member and Executive Managing Director of WP LLC;
                          Partner of WP
------------------------- ------------------------------------------------------
Rajesh Khanna (6)         Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Henry Kressel             Member and Senior Managing Director of WP LLC; Partner
                          of WP
------------------------- ------------------------------------------------------
Rajiv B. Lall (6)         Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Joseph P. Landy           Member and Executive Managing Director of WP LLC;
                          Partner of WP
------------------------- ------------------------------------------------------
Sidney Lapidus            Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Kewsong Lee               Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Jonathan S. Leff          Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Reuben S. Leibowitz       Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
David E. Libowitz         Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Nicholas J. Lowcock (7)   Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
John W. MacIntosh (8)     Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Nancy Martin              Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Edward J. McKinley        Member and Managing Director of WP LLC and President
                          of Warburg Pincus International LLC; Partner of WP
------------------------- ------------------------------------------------------
Rodman W. Moorhead III    Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
James Neary               Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Howard H. Newman          Member and Vice Chairman of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Gary D. Nusbaum           Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Dalip Pathak              Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Lionel I. Pincus          Managing Member, Chairman and Chief Executive Officer
                          of WP LLC; Managing Partner of WP
------------------------- ------------------------------------------------------
Pulak Chandan Prasad (6)  Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------

------------------------- ------------------------------------------------------
John D. Santoleri         Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Steven G. Schneider       Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Melchior Stahl (3)        Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Chang Q. Sun (9)          Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Barry Taylor              Member and Managing Director of WP LLC, Partner of WP
------------------------- ------------------------------------------------------
John L. Vogelstein        Member, President and Vice Chairman of WP LLC; Partner
                          of WP
------------------------- ------------------------------------------------------
Elizabeth H. Weatherman   Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
David Wenstrup            Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Jeremy S. Young (7)       Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Pincus & Co.*
------------------------- ------------------------------------------------------


(1)  Citizen of France
(2)  Citizen of Japan
(3)  Citizen of Germany
(4)  Citizen of Korea
(5)  Citizen of Italy
(6)  Citizen of India
(7)  Citizen of United Kingdom
(8)  Citizen of Canada
(9)  Citizen of China

* New York limited partnership; primary activity is ownership interest in WP and WP LLC.